TUSCANY MINERALS LTD.
(the “Company”)

Management’s Discussion and Analysis of Operations
for the three and nine-months ended September 30, 2009

November 30, 2009

INTRODUCTION

The following management discussion and analysis is a review of operations, current financial position and outlook for the Company and should be read in conjunction with the Company’s interim financial statements for the nine-month period ended September 30, 2009 and audited financial statements for the year ended December 31, 2008. Readers are encouraged to review the Company’s financial statements in conjunction with this document, copies of which are filed on the SEDAR website at www.sedar.com. The Company prepares its financial statements in accordance with generally accepted accounting principles in the United States. All dollar figures included herein are quoted in U.S. dollars unless otherwise noted. This discussion and analysis is prepared as of November 30, 2009.

FORWARD-LOOKING INFORMATION

Certain statements in this interim report are forward-looking statements, which reflect management’s expectations regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of November 30, 2009. These assumptions, which include, management’s current expectations, estimates and assumptions about the global economic environment may prove to be incorrect. A number of risks and uncertainties could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a downturn in general economic conditions, (2) inability to locate and identify potential business acquisitions, and (3) other factors beyond the Company’s control. There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERALL PERFORMANCE

The Company is a junior exploration stage company that has not yet generated or realized any revenues from its business operations. The Company does not currently own any property interests.

The Company was incorporated on October 5, 2000 under the laws of the state of Nevada. On May 17, 2006, it incorporated a wholly-owned Washington subsidiary for the sole purpose of redomiciling to the State of Washington through a merger with that subsidiary. Effective June 26, 2006, the Company merged with and into its subsidiary, Tuscany Minerals, Ltd., a Washington company, with the surviving company being Tuscany Minerals, Ltd., the Washington company. As a result of this transaction, the Company redomiciled from the State of Nevada to the State of Washington. The existing bylaws of Tuscany Minerals, Ltd., the Washington company, remained as the bylaws of the surviving corporation.

On October 9, 2008, the Company incorporated a wholly-owned Wyoming subsidiary, Tuscany Minerals Ltd., for the sole purpose of redomiciling to the State of Wyoming through a merger with that subsidiary. On July 7, 2009, the Company merged with and into its subsidiary, with the surviving company being Tuscany Minerals Ltd., the Wyoming company. As a result of this transaction, the Company redomiciled from the State of Washington to the State of Wyoming. The Company’s bylaws were amended in accordance with the Wyoming Business Corporation Act. A majority of the Company’s shareholders approved the merger at its annual and special meeting held on July 2, 2009.

Upon the completion of the merger of the Company with and into its Wyoming subsidiary, the Company filed an application for continuance with the Registrar of Companies of the Cayman Islands on July 28, 2009 and received a certificate of registration by way of continuation from the Registrar, dated July 28, 2009, on July 29, 2009. In accordance with the resolutions of the Company’s shareholders at a special meeting of the Company’s shareholders held on July 2, 2009, a new memorandum of association and articles of association were adopted in substitution of the Company’s existing constating documents, effective July 28, 2009, as a result of the issuance of the certificate of registration. As a result of the continuation, the Company became a “foreign private issuer” as defined in Rule 3b-4(c) promulgated under the United States Securities Exchange Act of 1934, as amended.

The Company has been seeking opportunities to acquire prospective or existing mineral properties, prospective or producing oil and gas properties or other oil and gas resource related projects. To date, the Company has not been as successful as hoped in implementing its business plan. As such, the Company is now also seeking business opportunities with established business entities for a merger of the Company with such target business in a non-resource related industry in order to find the best opportunity for the Company to realize value for its shareholders. In certain instances, a target business may wish to become a subsidiary of the Company or may wish to contribute assets to it rather than merge. The Company is currently in negotiations with one party to enter into a business opportunity but we have not entered into any definitive agreements to date and there can be no assurance that the Company will be able to enter into any definitive agreements. We anticipate that any new acquisition or business opportunities by the Company will require additional financing. There can be no assurance, however, that the Company will be able to acquire the financing necessary to enable it to pursue its plan of operation. If the Company requires additional financing and it is unable to acquire such funds, the business may fail.

Even if the Company is able to acquire an interest in a mineral or oil and gas property or enter into a non-resource business opportunity and obtain the necessary funding, there is no assurance that any revenues would be generated by the Company or that revenues generated would be sufficient to provide a return to investors.

SUMMARY OF QUARTERLY RESULTS

The following tables provide selected financial information for the Company for the most recent eight quarters:

	September 30,	June 30,		December 31,
	2009	2009	March 31, 2009	2008
	($)	($)	($)	($)
Operating Expenses	71,992	69,102	52,047	36,317
Net Loss	71,992	69,102	52,047	36,317
Loss per Share	0.01	0.01	-	0.01
(Basic and Diluted)

	September 30,	June 30,		December 31,
	2008	2008	March 31, 2008	2007
	($)	($)	($)	($)
Operating Expenses	23,902	21,375	22,818	16,104
Net Loss	23,902	21,375	22,818	16,104
Loss per Share	-	-	-	0.01
(Basic and Diluted)

RESULTS OF OPERATIONS

There were no material changes in the Company’s results of operations for the three and nine months ended September 30, 2009, as its results of operations are consistent with past periods. The Company has not generated or realized any revenues from its business operations since incorporation.

During the three months ended September 30, 2009, we incurred expenses of $71,992 compared to $23,902 during the three months ended September 30, 2008. The increase in expenses during the three months ended September 30, 2009 was largely due to an increase in professional fees from $12,805 during the three months ended September 30, 2008 to $27,860 during the three months ended September 30, 2009, an increase in management fees from $2,250 during the three months ended September 30, 2008 to $14,550 during the three months ended September 30, 2009 and a foreign exchange loss on a debt settlement of $18,456 during the three months ended September 30, 2009 compared to $Nil during the three months ended September 30, 2008.

During the nine months ended September 30, 2009, we incurred expenses of $193,141 compared to $68,095 during the nine months ended September 30, 2008. The increase in expenses during the nine months ended September 30, 2009 was largely due to an increase in professional fees from $34,897 during the nine months ended September 30, 2008 to $193,141 during the nine months ended September 30, 2009, primarily as a result of fees incurred in connection with the preparation and filing of a registration statement on Form S-4 and amendments thereto with the Securities and Exchange Commission in connection with our now completed continuance to the Cayman Islands, and an increase in management fees from $6,750 during the nine months ended September 30, 2008 to $40,796 during the nine months ended September 30, 2009 as a result of the entry into a new consulting agreement with CHM Financial Services Inc., which is a wholly-owned company of our sole director. For more information on our continuation to the Cayman Islands, please see the section entitled “Overall Performance”.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The Company has not generated any revenues since incorporation nor does it have any property interests. The following table sets out the components of the Company’s general and administrative expenses for the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008:

	September 30, 2009	September 30, 2008
	($)	($)
Filing and stock transfer fees	7,249	2,095
Interest	29,309	22,842
Management fee	40,796	6,750
Mineral property exploration expenditure	–	–
Mineral property option payment	–	–

	September 30, 2009	September 30, 2008
	($)	($)
Office and sundry	3,447	1,511
Loss on debt settlement foreign exchange	18,456	–
Oil and gas property exploration expenditures	–	–
Professional fees	93,884	34,897
Travel and business development	–	–

LIQUIDITY AND CAPITAL RESOURCES

	September 30, 2009	December 31, 2008
	(unaudited)	(audited)
	($)	($)
Cash	9,000	659
Working capital	(261,814)	(650,303)
Total assets	9,369	659
Total liabilities	271,183	650,962

Effective January 6, 2009, the Company issued a $9,188 (CDN$11,246) promissory note to In Touch Digital Media Inc., a wholly-owned company of Ross Tocher, an officer of the Company. The promissory note bore 8% interest, was unsecured and was payable on demand. The Company also issued four additional promissory notes to In Touch Digital Media Inc. on February 18, 2009 in the amount of $23,293 (CDN$28,511), on March 31, 2009 in the amount of $12,558 (CDN$15,371), on May 8, 2009 in the amount of $31,036 (CDN$35,682), and on July 8, 2009 in the amount of $44,812 (CDN$52,206), all on the same terms.

Effective September 30, 2009, the Company entered into 10 debt settlement and share subscription agreements dated September 30, 2009 (the “Agreements”) with certain debtors to settle promissory notes and accounts payable debt totaling $581,630. The Company converted such debt into 38,775,366 common shares of the Company pursuant to the terms of the Agreements. Three of the Agreements were with companies with a common officer to settle debt totalling $319,318, including the promissory notes with In Touch Digital Media Inc described above, in accordance with which 21,287,895 common shares of the Company were issued. All of the 38,775,366 common shares were issued in offshore transactions in reliance upon Regulation S and/or Section 4(2) of the United States Securities Act of 1933, as amended, to persons who are not “U.S. Persons” as that term is defined in Regulation S of the United States Securities Act of 1933. The issuance of the 38,775,366 common shares was also exempt from the prospectus requirements of applicable Canadian securities laws as all of the 10 subscribers were “accredited investors” as such term is defined in National Instrument 45-106 of the Canadian Securities Administrators.

The Company’s working capital deficiency decreased from $650,303 at December 31, 2008 to $261,814 at September 30, 2009 as a result of the settlement of debt in the amount of $581,630 pursuant to the Agreements, as described above.

Anticipated Cash Requirements

The Company anticipates that it will incur the following expenses over the next twelve months:

1.	$25,000 in connection with the Company locating, evaluating and negotiating potential business opportunities;

2.	$10,000 for operating expenses; and

3.	$63,000 for management, advisory and administrative costs payable pursuant to the terms of the consulting agreement with CHM Financial Services Inc.

The Company will incur additional expenses if it is successful in entering into an agreement to acquire an interest in a prospective or existing mineral property, a prospective or producing oil or gas property or a non-resource business opportunity. If the Company acquires any property interests or business, it will require significant funds to develop the property or business in addition to any acquisition costs. It is not possible to estimate such funding requirements until such time as it enters into a definitive agreement to acquire an interest in a property or enter into a business combination.

The Company requires a minimum of approximately $98,000 to proceed with its plan of operation over the next twelve months, exclusive of any acquisition or development costs. This amount may also increase if it is required to carry out due diligence investigations in regards to any prospective property or business opportunity or if the costs of negotiating the applicable transaction are greater than anticipated. As the Company had cash in the amount of $9,000 and a working capital deficit in the amount of $261,814 as of September 30, 2009, the Company does not have sufficient working capital to enable it to carry out its stated plan of operation for the next twelve months. The Company plans to complete private placement sales of its common shares in order to raise the funds necessary to pursue its plan of operation and to fund its working capital deficit in order to enable it to pay its accounts payable and accrued liabilities. The Company currently does not have any arrangements in place for the completion of any private placement financings and there is no assurance that it will be successful in completing any private placement financings.

There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If the Company is not able to obtain additional financing on a timely basis, it may not be able to meet its obligations as they come due and may be forced to scale down or perhaps even cease business operations.

Operating Activities

Operating activities used cash of $193,141 during the nine months ended September 30, 2009 as compared to $68,095 during the nine months ended September 30, 2008. The increase was primarily due to increased professional fees relating to the continuation of the Company to the Cayman Islands and increased consulting fees paid to a company controlled by the Company’s sole director.

Financing Activities

Financing activities provided cash of $152,473 during the nine months ended September 30, 2009 as compared to $24,569 during the nine months ended September 30, 2008. This increase was primarily due to the issuance of four promissory notes during the period to In Touch Digital Media Inc., a company wholly-owned by Ross Tocher, an officer of the Company. Amounts owing by the Company to In Touch Digital Media Inc. under the terms of the notes were settled by the conversion of such amounts into common shares of the Company pursuant to the terms of certain of the Agreements effective September 30, 2009, as described above under the heading “Liquidity and Capital Resources”.

Going Concern

Due to the uncertainty of the Company’s ability to meet its current operating and capital expenses, in its report on the Company’s annual financial statements for the year ended December 31, 2008, the

Company’s independent auditors included an explanatory paragraph regarding concerns about its ability to continue as a going concern.

The Company has incurred a net loss of $919,444 for the period from inception on October 5, 2000 to September 30, 2009, has negative cash flow, has a stockholders’ deficiency and has no sales or revenues. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations from the development of any business that it may acquire. Management has plans to seek additional capital through a private placement and public offering of any common stock and from the issuance of promissory notes.

There is substantial doubt about the Company’s ability to continue as a going concern, as the continuation of its business is dependent upon the Company locating and acquiring a business opportunity and achieving a profitable level of operation. The issuance of additional equity securities by the Company could result in a significant dilution in the equity interests of its current shareholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no significant off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial position, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources that are material to shareholders.

RELATED PARTY TRANSACTIONS

The Company incurred the following expenses to related parties for the three months ended September 30, 2009 and 2008 as follows:

(a)

The Company paid a management fee of $40,796 (September 30, 2008 - $6,750) to a company controlled by the Company’s sole director for the nine months ended September 30, 2009. The management services were on a month to month basis at $750 per month until September 30, 2008. On November 1, 2008, the Company entered into an agreement with the same party under which the Company agreed to pay $4,516 ($5,250 CAD) per month for management services on a month to month basis.

(b)

As of September 30, 2009, accounts payable of $189 (December 31, 2008 - $27,934) were owing to the sole director of the Company and $nil (December 31, 2008 - $51,750) was owing to a company controlled by the director.

(c)	Interest expensed by the Company relating to notes payable due to a company with a common director amounted to $7,084 (September 30, 2008 - $1,795) for the nine months ended September 30, 2009.

(d)	Interest expensed by the Company relating to notes payable due to a company with a common officer amounted to $5,872 (September 30, 2008 - $nil) for the nine months ended September 30, 2009.

(e)	Effective September 30, 2009, the Company entered into debt settlement agreements with holders of promissory notes and an assignee of debt pursuant to which 21,287,895 common shares of the Company were issued to companies with a common officer to settle debt totaling $319,318.

CRITICAL ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued its final Statement of Financial Accounting Standards (“SFAS”) No. 168, “The ‘FASB Accounting Standards Codification’ and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (“SFAS 168”). SFAS 168 establishes the “FASB Accounting Standards Codification” (“Codification”), which officially launched July 1, 2009, to become the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”), and related accounting literature. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. SFAS 168 recognizes the previously issued GAAP pronouncements into accounting topics and displays them using a consistent structure. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. SFAS 168 is effective for the Company as of the quarter ended September 30, 2009. As the Codification was not intended to change or alter existing GAAP, it did not have an impact on the Company’s financial statements. The only impact was that references to authoritative accounting literature are in accordance with the Codification.

Exploration Stage Company

The Company is an exploration stage company, as defined by ASC 915 (formerly SFAS 7), and Securities and Exchange Commission (“SEC”) Act Guide 7.

Mineral Property Interests

Costs of acquisition, exploration, carrying and retaining unproven mineral properties are expensed as incurred.

Cash

Cash consists of cash on deposit with high quality major financial institutions. The carrying amounts approximate fair market value due to the liquidity of these deposits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

Foreign Currency Translation

The Company’s functional currency is the U.S. dollar. Transactions in foreign currency are translated into U.S. dollars as follows:

i)	monetary items at the rate prevailing at the balance sheet date;

ii)	non-monetary items at the historical exchange rate; and

iii)	revenue and expense at the average rate in effect during the applicable accounting period.

Basic and Diluted Loss Per Share

Basic loss per share is computed using the weighted average number of common stock outstanding during the periods. Diluted loss per share is computed using the weighted average number of common and potentially dilutive common stock outstanding during the period. As the Company generated net losses in the period presented, the basic and diluted loss per share is the same as any exercise of options or warrants would anti-dilutive.

Financial Instruments

The Company’s financial instruments consist of cash on deposit, accounts payable and accrued liabilities, notes payable and promissory note payable.

Management of the Company does not believe that it is subject to significant interest, currency or credit risks arising from these financial instruments. The respective carrying values of financial instruments approximate their fair values. Fair values were assumed to approximate carrying values since they are short term in nature or they are receivable or payable on demand.

Income Taxes

The Company accounts for income tax under the asset and liability approach for financial accounting, and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

RISK FACTORS

Much of the information included in this Management Discussion & Analysis includes or is based upon estimates, projections or other forward looking statements. Such forward looking statements include any projections and estimates made by the Company and its management in connection with its business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect management’s current judgment regarding the direction of the Company’s business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other forward looking statements involve various risks and uncertainties as outlined below. The Company cautions the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements. In this section, references to “we”, “our” or “us” refers to the Company.

We have had negative cash flows from operations and if we are not able to obtain further financing, our business operations may fail.

We had cash in the amount of $9,000 and a working capital deficit of $261,814 as of September 30, 2009. We do not have sufficient funds to independently finance the acquisition of suitable business opportunities, nor do we have the funds to independently finance our daily operating costs. We do not expect to generate any revenues for the foreseeable future. Accordingly, we will require additional funds, either from equity or debt financing, to maintain our daily operations and to locate and acquire suitable business opportunities. Obtaining additional financing is subject to a number of factors, including market acceptance of projects, investor acceptance of any business opportunity we may acquire in the future, and investor sentiment. Financing, therefore, may not be available on acceptable terms, if at all. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital, however, will result in dilution to existing shareholders. If we are unable to raise additional funds when required, we may be forced to delay our plan of operation and our entire business may fail.

We currently do not generate revenues, and as a result, we face a high risk of business failure.

We do not hold an interest in any business or revenue generating property. From the date of our incorporation, we have primarily focused on the location and acquisition of mineral and oil and gas properties. To date, we have not been as successful as hoped in implementing our business plan. As such, we are now also seeking business opportunities with established business entities for the merger of a target business with our company in non-resource related businesses in order to find the best opportunity for our company to realize value for our shareholders. We have not generated any revenues to date. In order to generate revenues, we will incur substantial expenses in the location, acquisition and development of a prospective property or non-resource business. We therefore expect to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate any operating revenues or achieve profitable operations.

The worldwide macroeconomic downturn may reduce the ability of our company to obtain the financing necessary to continue our business and may reduce the number of viable businesses that we may wish to acquire.

Since 2008, there has been a downturn in general worldwide economic conditions due to many factors, including the effects of the subprime lending and general credit market crises, volatile but generally declining energy costs, slower economic activity, decreased consumer confidence and commodity prices, reduced corporate profits and capital spending, adverse business conditions, increased unemployment and liquidity concerns. In addition, these macroeconomic effects, including the resulting recession in various countries and slowing of the global economy, will likely result in decreased business opportunities as potential target companies face increased financial hardship. Tightening credit and liquidity issues will also result in increased difficulties for our company to raise capital for our continued operations and to consummate a business opportunity with a viable business.

Due to the speculative nature of the exploration of mineral and oil and gas properties, there is substantial risk that our business will fail.

The business of mineral and oil and gas exploration and development is highly speculative involving substantial risk. There is generally no way to recover any funds expended on a particular property unless reserves are established and unless we can exploit such reserves in an economic manner. We can provide investors with no assurance that any property interest that we may acquire will provide commercially exploitable reserves. Any expenditure by our company in connection with locating, acquiring and developing an interest in a mineral or oil and gas property may not provide or contain commercial quantities of reserves.

Even if we discover commercial reserves, we may not be able to successfully obtain commercial production.

Even if we are successful in acquiring an interest in a property that has proven commercial reserves of minerals or oil and gas, we will require significant additional funds in order to place the property into commercial production. We can provide no assurance to investors that we will be able to obtain the financing necessary to extract such reserves.

If we are unable to hire and retain key personnel, we may not be able to implement our plan of operation and our business may fail.

Our success will be largely dependent on our ability to hire and retain highly qualified personnel. This is particularly true in the highly technical businesses of mineral and oil and gas exploration. These individuals may be in high demand and we may not be able to attract the staff we need. In addition, we may not be able to afford the high salaries and fees demanded by qualified personnel, or we may fail to retain such employees after they are hired.

At present, we have not hired any key personnel. Our failure to hire key personnel when needed will have a significant negative effect on our business.

Because our executive officers do not have formal training specific to mineral and oil and gas exploration, there is a higher risk our business will fail.

While our sole director and executive officers have experience managing a mineral exploration company, they do not have formal training as a geologist. Accordingly, our management may not fully appreciate many of the specific requirements related to working within the mining and oil and gas industry. Our management decisions may not take into account standard engineering or managerial approaches commonly used by such companies. Consequently, our operations, earnings, and ultimate financial success could be negatively affected due to our management's lack of experience in the industry.

Our executive officers have other business interests, and as a result, they may not be willing or able to devote a sufficient amount of time to our business operations, thereby limiting the success of our company.

Ross Tocher, our president and chief executive officer, presently spends approximately 15% of his business time on business management services for our company and J. Stephen Barley, our chief financial officer, secretary, treasurer and director, presently spends approximately 15% of his business time on business management services for our company. At present, Mr. Tocher and Mr. Barley spend a reasonable amount of time in pursuit of our company’s interests. Due to the time commitments from Mr. Tocher’s and Mr. Barley’s other business interests, however, Mr. Tocher and Mr. Barley may not be able to provide sufficient time to the management of our business in the future and our business may be periodically interrupted or delayed as a result of Mr. Tocher’s and Mr. Barley’s other business interests.

Our common stock is illiquid and shareholders may be unable to sell their shares.

There is currently a limited market for our common stock and we can provide no assurance to investors that a market will develop. If a market for our common stock does not develop, our shareholders may not be able to re-sell the shares of our common stock that they have purchased and they may lose all of their investment. Public announcements regarding our company, changes in government regulations, conditions in our market segment or changes in earnings estimates by analysts may cause the price of our common shares to fluctuate substantially. In addition, stock prices for junior mining and oil and gas companies fluctuate widely for reasons that may be unrelated to their operating results. These fluctuations may adversely affect the trading price of our common shares.

Penny stock rules will limit the ability of our stockholders to sell their stock.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder's ability to buy and sell our stock.

In addition to the "penny stock" rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for its shares.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s shares are quoted for trading on the OTC Bulletin Board under the symbol “TUSMF”. As of November 30, 2009, the share capital of the Company was as follows:

Class of Shares	Par Value	Number Authorized	Number Issued
Common	$0.001	400,000,000	51,313,366

The Company is also authorized to issue up to 100,000,000 preferred shares, par value $0.001, however no preferred shares have been issued. The Company has no outstanding options, warrants or other securities that are convertible into common shares of the Company.

ADDITIONAL INFORMATION

The Company files annual and other reports and other information with Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with Canadian securities regulatory authorities are available to the public at http://www.sedar.com.

APPROVAL

The Board of Directors of Tuscany Minerals Ltd. has approved the disclosure contained in this interim Management Discussion and Analysis.